March 27, 2024

FILED VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn:  Mr. Jeffrey Long

Re:	The Mexico Equity and Income Fund, Inc. Form NCSR filed on October 6, 2023 File Number: 811-06111

Dear Mr. Long:

On behalf of The Mexico Equity and Income Fund, Inc (the “Fund”) this letter is in response to the comments received on February 28, 2024 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s Annual Report for the fiscal year ended July 31, 2023 (the “2023 Annual Report”) which was filed on October 6, 2023 on Form N-CSR (the “Fund’s N-CSR”) under the Investment Company Act of 1940, as amended (the “1940 Act”).  We have set forth below, in bold face type, the text of each comment, followed by the Fund’s response.

1.
Reference to the first table under “Short- & Long-Term Performance” heading on page 7 of the 2023 Annual Report – what is the basis for providing performance information for “MXE NAV Total Return w/Split Factor”?  This performance data does not appear to be calculated in accordance with the requirements for performance calculations set forth in Form N-2.

RESPONSE:  The Fund notes that the performance information for “MXE NAV Total Return w/Split Factor” is included in the “Letter to Stockholders” section at the beginning of the 2023 Annual Report.  This section includes a variety of economic, financial and performance information that Pichardo Asset Management, the Fund’s investment adviser (the “Adviser”), deems relevant in discussing the Fund’s performance.  The performance information and line graph required by Form N-2 is included later in the 2023 Annual Report on page 14.  Going forward, if the Adviser determines to include performance information for “MXE NAV Total Return w/Split Factor” in the “Letter to Stockholders” portion of the Fund’s shareholder report, that information will be included in a footnote (rather than the performance table) and will include an explanation noting that it does not reflect the actual performance of the Fund during the indicated periods but rather a synthetic performance metric which (i) reflects how the Fund would have performed if the Fund’s rights offering in October 2021, which was dilutive to the Fund’s NAV per share, had not occurred and (ii) is calculated by adjusting the performance with a 0.79 split factor.

2.
Reference to the Line Graph and Performance Table on page 14 of the 2023 Annual Report – explain why the performance shown on the Line Graph does not align with the 10-year performance provided in the Performance Table.

RESPONSE:  The Fund confirms that the annual returns (for the Fund’s NAV, the Fund’s market price and the index) included in the Performance Table on page 14 of the 2023 Annual Report are correct. Unfortunately, the line graph on the same page was inadvertently constructed using incorrect plot points.  Measures will be taken to ensure the correct plot points are used to construct the line graphs included in future shareholder reports of the Fund.

3.	Reference is made to Item 11(b) of the Fund’s N-CSR – please note that the reference to “the second fiscal quarter of” in the disclosure is no longer required by Form N-CSR.

RESPONSE:  The referenced language will be removed from the Fund’s future N-CSR filings.

4.
Reference is made to the Section 302 certifications attached as exhibits to the Fund’s N-CSR – please note that the reference to “the second fiscal quarter of” in Section 4(d) of such certifications is no longer required by Form N-CSR.

RESPONSE:  The referenced language will be removed from the Section 302 certifications attached to the Fund’s future N-CSR filings.

5.	The Commission notes that the Fund filed an N-CSR and an N-CSRS on April 10, 2023. Please explain the circumstances/reasons for making these two filings.

RESPONSE:  The Fund’s administrator has advised that the Fund’s semi-annual report to shareholders for the period ended January 31, 2023 was inadvertently filed initially as an annual N-CSR filing and, upon noticing the incorrect filing, it was re-filed as a semi-annual N-CSRS filing.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely, /s/ Margaret M. Murphy Margaret M. Murphy